

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 28, 2023

Paul Carbone
Chief Financial Officer
SharkNinja Global SPV, Ltd.
89 A Street, #100
Needham, MA 02494

>     **Re:  SharkNinja Global SPV, Ltd.**
>         **Draft Registration Statement on Form F-1**
>         **Submitted April 7, 2023**
>         **CIK No. 0001957132**

Dear Paul Carbone:

    We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 7, 2023

Corporation Information, page 15

1.  Please disclose the relationship between JS Holdings Limited Partnership, which is controlled by Mr. Xuning Wang, and that of JS Global Lifestyle Company Limited, the parent company of SharkNinja, Inc.  Disclose the relevant ownership or controlling percentage that Mr. Wang has in these entities.  Please also include organization charts of the Company before and after the separation and distribution from JS Global, including detailing the more significant intermediary and subsidiary entities of the Company and its relationship with the Parent.

2.  Wherever applicable, please expand to better explain how it was determined that separating SharkNinjas's business from JS Global's current business operations would be

in the best interests of both entities. Discuss how the separation will lead to the better focus of each company's specific operational and growth strategies. Noting your references to JS Global's "broader corporate organization" on page 52 and that you intend to continue to enter into various supply agreements with JS Global on page 24, please provide more information as to JS Global's retained business. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.

Dividend Policy, page 66

3.    In the second paragraph please disclose the expected amount, or range thereof, of the special cash dividend to be paid to JS Global in connection with the separation, including how you have determined the amount to be paid.

Capitalization, page 67

4.    Please expand the table to also include line items for the amount of your short and long-term debt as shown in the balance sheet on page F-4. Refer to Item 3.B of the Form 20-F.

5.    We note that you present a caption for preferred shares. Please revise the introductory paragraphs or include a footnote to briefly describe the event or transactions that will result in your having preferred shares authorized, issued or outstanding on a pro forma basis. The comment also applies to the Unaudited Pro Forma Condensed Consolidated Financial Information section.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 69

6.    We note your business operations are currently wholly-owned by JS Global. Please expand the disclosure in the fourth paragraph on page 69 to discuss whether or not there are any Autonomous Entity adjustments pertaining to incremental costs of being a separate stand-alone entity, and if so, revise the pro forma financial statements to present these in a separate column from those of the Transaction Accounting Adjustments. To the extent the incremental costs also include items currently described in footnotes 3(f) and 3(g), please identify them as Autonomous Entity Adjustments. Refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 70

7.    Please revise your pro forma balance sheet to show the number of shares authorized, issued and outstanding on both a historical and pro forma basis.

8.    Refer to Note 2(c) on page 73, where you indicate, parenthetically, that both the 2021 Employee Notes and 2022 Employee Notes are defined below. However, we note no discussion of these employee notes in the pro forma financial statements. Please revise the section to include a description of the 2021 and 2022 Employee Notes, including the amounts originally issued and the balance outstanding as of the most recent balance sheet

date. Alternatively, revise Note 2(c) to cross-reference to the appropriate pages of the filing where the information is disclosed.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 71

9.      We note from the Dividend Policy section on page 66, that in February 2023 you paid special cash dividends of $15.5 million and $99 million to JS Global, and that you expect to pay a special cash dividend to JS Global in connection with the separation and distribution.  Please revise the pro forma balance sheet to give pro forma effect to these distributions. Refer to SAB Topic 1.B.3. The comment also applies to your capitalization table.

10.     We note disclosure on page F-30 that your employees participate in JS Global's restricted share units plan, pursuant to which ordinary shares of JS Global underlying the restricted share units, or RSUs, are transferred to them upon vesting.  Please explain to us how the separation and distribution will impact the RSUs, including any changes in the timing and terms of vesting as well as whether grantees will still be entitled to receive ordinary shares of JS Global or ordinary shares of the registrant instead.  Tell us how you intend to account for any such changes and your consideration of disclosing these changes in the pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 84

11.     Refer to footnote (6) to the reconciliation of Adjusted Net Income that begins at the bottom on page 86. Please explain to us in detail your reasons for adjusting for the amortization of acquired intangible assets when calculating non-GAAP net income. Discuss in more detail why the amortization of revenue generating intangible assets currently reflected on your balance sheet would not be considered normal recurring operating expenses "because they relate to JS Global's acquisition of your business." Refer to Question No. 100.01 of the Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as updated December 13, 2022.

12.     We note the disclosure in footnote (2) on page 19. Please clearly describe to us in more detail the reasons for recording the Product Procurement Adjustment when presenting your non-GAAP measures. Describe to us the transaction that resulted in the inventory markups in your cost of sales and explain why they will be eliminated as a result of the separation.

Liquidity and Capital Resources
Indebtedness, page 89

13.     Refer to the second paragraph.  Please revise to disclose the amount of any borrowings and repayments under the Revolving Facility during the periods presented as well as the outstanding and available balances as of the date of each balance sheet.  With regards to your LIBOR based debt, please discuss the impact on your financial statements and your

liquidity position as a result of the planned transition away from LIBOR by end of June 2023. Discuss your plans with respect to the use of an alternative reference rate. Please also include a Risk Factor as to the transition away from LIBOR. For guidance, refer to our Joint Staff Statement on LIBOR Transition, issued July 12, 2019, and our Staff Statement on LIBOR Transition - Key Considerations for Market Participants, issued December 7, 2021.

Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 92

14. We note that your goodwill has been assigned to your one reporting unit, and that your policy includes testing goodwill annually and performing a qualitative assessment and, if further necessary, a quantitative impairment test. Please revise to disclose the date on which you perform your annual impairment testing of both goodwill and indefinite-lived intangible assets and identify any reported period in which you performed a quantitative impairment test. For both goodwill and indefinite-lived intangible assets, disclose the outcome of your qualitative assessment in each annual period reported and, as applicable, the results of any quantitative tests performed. Also, consider disclosing the dollar amount or percentage range by which the fair value from your quantitative impairment test of goodwill exceeded its carrying value. Refer to ASC 350-20-35-3 and 35-3E.

Manufacturing, Supply Chain & Logistics, page 119

15. Please expand your disclosure in this section to describe the relationship you have with your manufacturing partners, including where they are based, manufacturing capacities, company oversight, and any existing long-term manufacturing contracts which you are substantially dependent upon. Additionally, disclose the extent to which you manufacture your own products.

BUSINESS
Facilities, page 124

16. We note your disclosure that "as of December 31, 2022, [you] leased facilities totaling approximately 1,327,000 square feet in multiple locations in the United States and internationally." Please revise to disclose the utilization of your leased facilities. Refer to Item 4.D. of Form 20-F.

Management, page 125

17. We note that Mark Barrocas has served as Global President of JS Global since 2019. Please disclose whether Mr. Barrocas will continue to serve in this role after the Separation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

18. Refer to disaggregation of net sales that begin on page F-18. Please tell us the consideration given to further disaggregating your net sales by sales channel. In this regard, we note disclosure on page 75 that you sell your products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (DTC) channels. Also, as disclosed on page F-16, your customers primarily consist of retailers, distributors and DTC customers. Refer to ASC 606-10-55-91(g).

Index to Exhibits, page II-3

19. You reference various distribution, separation, transition and supplier agreements throughout the prospectus. Please file them as exhibits.

General

20. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors, whether or not you retained, or intend to retain, copies of those communications.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing